Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BlackHeart Bike Company
2633 Lincoln Blvd #1212
Santa Monica, CA 90405
https://www.blackheartbikeco.com/

Up to $1,070,000.00 in Common Stock at $8.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BlackHeart Bike Company
Address: 2633 Lincoln Blvd #1212, Santa Monica, CA 90405
State of Incorporation: CA
Date Incorporated: March 08, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 1,250 shares of Common Stock
Offering Maximum: $1,070,000.00 | 133,750 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $8.00
Minimum Investment Amount (per investor): $248.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks</u>*

Early Bird

■ Early Bird - First 7 days| 25% bonus shares

Volume

■ Tier 1 perk - ($500 + 3% bonus shares + BlackHeart hat)

■ Tier 2 perk - ($1000 + 5% bonus shares + BlackHeart sweatshirt)

■ Tier 3 perk - ($5,000 + 10% bonus shares + 10% off BlackHeart bike)

■ Tier 4 perk - ($10,000 + 15% bonus shares+ 25% off BlackHeart bike)

■ Tier 5 perk - ($25,000 + 20% bonus shares + BlackHeart Aluminum Bike with Shimano 105 Groupset)

■ Tier 6 perk - ($50,000 + 25% bonus shares + BlackHeart Titanium Bike with Shimano Ultegra Di2 Groupset)

**All perks occur after the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Blackheart Bike Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Sotck at $8.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $800. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

BlackHeart Bike Company designs and manufactures bicycles with a focus on marrying beauty with intelligent design. The company was first conceived in 2017 with sales starting in late 2019 and is now headquartered from our sister retail store, Luft, located in Venice, CA.

We focus on manufacturing bikes that are best suited for the average cycling enthusiast – prioritizing beautiful design, versatility, and durability all at a fair price.

Our current model is an all-road bike, available in both titanium and aluminum, that functions both as a road bike and as a gravel bike, effectively allowing our customer to own two bikes for the price of one simply by switching between two wheelsets – one with a thin road tire and one with tread for riding on dirt.

Our future planned models include an e-bike version and a carbon fiber race bike.

We sell primarily direct-to-consumer, fulfilling orders on demand, and partner with a select number of boutique bike shops with the main objective of building brand awareness.

We have multiple manufacturing partners in Taiwan and China with third-party products sourced from existing relationships with US-based companies.

Competitors and Industry

The bicycle industry has experienced three major market events in the past few years which have contributed to a current sales boom. 1. The introduction of the gravel bike segment (bikes that fit between road bikes and mountain bikes) 2. The COVID-19 global pandemic. 3. The evolution of e-bike technology. We are currently benefiting from the first two factors and aim to capitalize on the third factor in the future.

Like most industries, there are multiple competitors who offer various bike models. When completing a full competitive analysis, one could consider up to 200 competitors to the current BlackHeart model. We compete effectively by differentiating in four key areas:

1. Brand – We have built a lifestyle brand through cultural partnerships outside of cycling, allowing us to compete on a higher level than product features alone.

2. Design – We marry beauty with intelligent design, focusing on versatility, durability, and simplicity – delivering a product that is best suited for the average consumer (i.e. the largest group of customers)

3. Custom – We offer custom paint, allowing customers to express themselves through their bike in a sea of generic paint coming from our major competitors.

4. Price – Our direct-to-consumer model, intelligent design choices, and strategic manufacturing result in prices that are highly competitive compared to our competitors, both large and small.

The differentiation story, therefore, is one of the sum of its parts – when combined few other bikes offer a comparable combination of brand, design, individuality, and value.

Current Stage and Roadmap

BlackHeart Bike Company currently has one model made from titanium, which can be considered our “Tesla Model S”, and aluminum, our “Model 3”, which is targeted at the broader gravel bike market and is scheduled for launch in Q1 2022. Our third version is aimed at the gravel race market and is in the design phase with a target of

January 2023 for launch. Existing technology allows any of these models to have e-bike motors integrated and we will be testing samples over the next year.

The company was initially self-funded and has been run by the founder to this point with minimal support or marketing and advertising budget. A friends & family loan was received in 2020 to fund inventory purchases (Ref 1) and in 2021 we quadrupled our average monthly sales (Ref 2), even with low inventory (Ref 3). In the lead up to receipt of the new inventory, we will be:

1. Executing a robust, social marketing strategy and advertising campaign aimed at driving preorders through our direct-to-consumer website.

2. Engaging outside sales representation to expand our select dealer network to continue building brand awareness and diversifying sales channels.

3. Continuing to build brand desire through strategic, lifestyle partnerships outside of cycling with a focus on product placement and public relations/media efforts.

The Start Engine Reg CF round is needed to fund future inventory, ensure a consistent supply chain, and execute the multi-channel marketing and sales plan detailed above.

The Team

Officers and Directors

Name: Zachary Thomas Lambert

Zachary Thomas Lambert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 08, 2018 - Present
  Responsibilities: Operations, manufacturing, marketing, advertising, sales, design, production, fulfillment. $60,000 annual salary. As the owner of 100% of company stock, there is no equity compensation.

Other business experience in the past three years:

- **Employer:** Luft Cycleworks LLC
  Title: Partner
  Dates of Service: January 03, 2021 - Present
  Responsibilities: Operations, Finances, Marketing. $0 annual salary. 100% owner of company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Zachary Thomas Lambert	100,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 133,750 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: Start Engine Round

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Debt
  Final amount sold: $100,000.00
  Use of proceeds: Inventory, business operations, employee wages.
  Date: August 01, 2020
  Offering exemption relied upon: Note

- **Type of security sold:** Debt
  Final amount sold: $20,000.00
  Use of proceeds: Inventory purchases
  Date: June 17, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Debt
  Final amount sold: $30,000.00
  Use of proceeds: Inventory purchases

Date: June 25, 2021
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Debt consolidation
  Date: August 03, 2021
  Offering exemption relied upon: SAFE

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2021 was $252,487 compared to fiscal year 2020 revenue of $45,928. As 2021 was our second complete year of sales, we experienced approximately 550% revenue growth from the prior year. Sales were primarily achieved in the U.S.market with all paid-media focused on this market.

Cost of sales

Cost of sales in 2021 was $87,470, an increase of $25,301, from costs of $62,169 in fiscal year 2020. The relatively small increase was a result of inventory expenses made in 2020, which were then sold in 2021.

Gross margins

2021 gross profit was $165,018 compared to -$16,241 in 2020, driven by the significant increase in revenue and 2020 inventory preorders.

Expenses

The Company's expenses consist of, among other things, leases, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses. Expenses in 2021 were $162,025 and $118,869 in 2020.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected in the short term as we make large inventory purchases to ensure a consistent supply of goods to meet demand.

Prior to 2021, cash was primarily generated through founder investment and long-term debt, and we expect long-term cash flow to change to net positive as the proportion of revenue to expenses changes to net positive. Our goal is to generate approximately $4,000,000 revenue by the end of fiscal year 2023 with net positive income.

The bicycle industry is highly dependent on inventory purchases with typical manufacturing deposits of 50% due at the beginning of production and 50% balance due at the end of production, and pay-on-demand terms required by even the largest parts suppliers. With this investment, we will be able to produce enough bicycle frames, forks, and seatposts, and purchase enough parts to meet demand instead of fulfilling orders 3-6 months after receipt. This will allow us to increase revenue significantly and scale to the point where net profit is achieved consistently.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 29, 2021, the Company has capital resources available in the form of cash on hand and a company credit card with a current balance of $0.00.

Cash on hand is $33,584

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support operations, manufacturing and inventory purchases, hiring and salaries, and marketing and advertising efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on a current monthly burn rate of $10,000 for expenses related to operations and salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate without restriction. This is based on a projected monthly burn rate of $60,000 for expenses related to operations, salaries, and marketing and advertising.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Thomas D. Lambert Family Trust
  Amount Owed: $100,000.00
  Interest Rate: 3.0%
  Maturity Date: January 08, 2025

Related Party Transactions

- **Name of Entity:** Thomas D Lambert Family Trust
  Names of 20% owners: Mary Beth Lambert, Nicholas Lambert, Abigail Lambert, Zachary Lambert
  Relationship to Company: Family Trust
  Nature / amount of interest in the transaction: The Thomas D Lambert Family Trust does not have ownership of BlackHeart bike Company, however the owner of BlackHeart Bike Company, Zachary Lambert, is a party to the Thomas D Lambert Family Trust.
  Material Terms: $100,000 was loaned from the Thomas D Lambert Family Trust

based on the agreement of the 4 trust members, including BlackHeart Bike Company owner Zachary Lambert, at 3% annual interest over 5 years. Interest is accrued and due upon principal payment.

Valuation

Pre-Money Valuation: $8,000,000.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

2021 has been a landmark year for BlackHeart Bike Company where sales exceeded the company's expectations. However, our 2021 sales have ultimately been significantly hindered as we ran out of stock of our most popular size early in Q1 and continued to experience inventory shortages across the other sizes. Regardless, we believe that demand for BlackHeart Bike Company bikes is robust based on current sales trends and preorders. We are confident that our diversified product lineup and marketing strategy will create clear differentiation in the market and will continue to fuel our revenue growth.

The bicycle manufacturing industry is heavily inventory dependent with pay-on-demand terms for frames, forks, wheels, and all other components. This Reg CF round will fund inventory that will be sold through 2023, allowing for accelerated revenue growth. We project 2023 sales to total $4,911,300 and have used a 1.7 price-to-sales multiplier to calculate our value at $8,000,000, slightly below the calculated value of $8,349,210. This multiplier was sourced by pulling data from 50+ manufacturing companies in the general industrial segment of manufacturing.

The Company set its valuation internally, without a formal-third party independent valuation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $50,000 in convertible securities outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  With the minimum investment, all funds will be used to purchase bicycle frames, forks, seatposts, wheels, and components inventory to drive future revenue growth.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Execution of a US-focused marketing plan and advertising campaign aimed at brand awareness and sales conversions. Our key focus will be in continuing to build BlackHeart Bike Company as a lifestyle brand through social channels and by leveraging our diverse ambassador network.

- *Research & Development*
  10.0%
  Design, prototyping, and molds for a carbon fiber bicycle frame, fork, and seatpost.

- *Company Employment*
  10.0%
  Salary for president, sales manager, production manager, mechanic, and contract marketing, advertising, and content specialists as we bridge to revenue from the new inventory.

- *Operations*
  10.0%
  We plan on leasing a warehouse for staff, inventory, and bicycle assembly.

- *Working Capital*
  10.0%
  Cash reserves.

- *Inventory*
  41.5%
  The lion's share of funds will be used for bicycle frames, forks, seatposts, wheels, and components inventory to drive future revenue growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.blackheartbikeco.com/ (https://blackheartbikeco.com/financial-statement).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blackheart-bike-company

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BlackHeart Bike Company

[See attached]

BLACKHEART BIKE COMPANY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
BlackHeart Bike Company
Truckee, California

We have reviewed the accompanying financial statements of BlackHeart Bike Company (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 20, 2022
Los Angeles, California

BLACKHEART BIKE COMPANY

BALANCE SHEET

(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 33,584	$ 12,984
Acccounts receivable, net	27,729	-
Inventories	121,588	79,701
Prepaids and Other Current Assets	25,600	-
Total current assets	**208,500**	**92,685**
Property and equipment, net	1,722	2,296
Total assets	**$ 210,223**	**$ 94,981**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of Promissory Note	$ 50,000	20,000
Other current liabilities	7,500	3,367
Total current liabilities	**57,500**	**23,367**
Promissory Note	100,000	100,000
Total liabilities	**157,500**	**123,367**
STOCKHOLDERS EQUITY		
Common Stock	294,573	166,960
Treasury Stock	(37,908)	-
Equity Issuance Cost	(5,114)	-
Retained earnings/(Accumulated Deficit)	(198,828)	(195,347)
Total stockholders' equity	**52,723**	**(28,387)**
Total liabilities and stockholders' equity	**$ 210,223**	**$ 94,981**

See accompanying notes to financial statements.

BLACKHEART BIKE COMPANY

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	252,487	$	45,928
Cost of goods sold		87,470		62,169
Gross profit		165,018		(16,241)
Operating expenses				
General and administrative		145,241		108,792
Sales and marketing		16,785		10,077
Total operating expenses		162,025		118,869
Operating income/(loss)		2,992		(135,110)
Interest expense		6,333		2,000
Other Loss/(Income)		140		(1,500)
Income/(Loss) before provision for income taxes		(3,481)		(135,610)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(3,481)**	**$**	**(135,610)**

See accompanying notes to financial statements.

BLACKHEART BIKE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Equity Issuance Cost	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2019	**835**	**$ 166,960**				**$ (59,737)**	**$ 107,223**
Net income/(loss)	-	-				(135,610)	(135,610)
Balance—December 31, 2020	835	$ 166,960				$ (195,347)	**$ (28,387)**
Stock issuance	812	37,908					37,908
Stock redemption & merger	1,000,000		(812)	$ (37,908)			(37,908)
Stock Issuance through Crowdfunding	10,851	57,339			$ (5,114)		52,225
Shareholder contribution		32,365					32,365
Net income/(loss)	-	-	-	-		(3,481)	(3,481)
Balance—December 31, 2021	**1,012,498**	**$ 294,573**	**(812)**	**$ (37,908)**	**$ (5,114)**	**$ (198,828)**	**$ 52,723**

See accompanying notes to financial statements.

BLACKHEART BIKE COMPANY

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,481)	$	(135,610)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		574		574
Changes in operating assets and liabilities:				
Acccounts receivable, net		(27,729)		
Inventories		(41,887)		15,926
Prepaids and Other Current Assets		(25,600)		
Other current liabilities		4,133		3,367
Net cash provided/(used) by operating activities		**(93,990)**		**(115,743)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(2,870)
Net cash provided/(used) in investing activities		**-**		**(2,870)**
CASH FLOW FROM FINANCING ACTIVITIES				
Stock issuance		37,908		-
Stock Redemption		(37,908)		
Stock Issuance through Crowdfunding		52,225		
Shareholder contribution		32,365		
Borrowing on Loan and Promissory Note		30,000		120,000
Net cash provided/(used) by financing activities		**114,591**		**120,000**
Change in cash		20,600		1,387
Cash—beginning of year		12,984		11,597
Cash—end of year	**$**	**33,584**	**$**	**12,984**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	6,333	$	2,000
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

BlackHeart Bike Company was formed on March 8, 2018 in the state of California. The financial statements of BlackHeart Bike Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Truckee, California.

BlackHeart Bike Company is a Venice, California-based bicycle manufacturer. Our main products are bicycle frames, bicycle seatposts, and bicycle forks. Products are manufactured across multiple factories located in Taiwan and China. BlackHeart conducted three rounds of prototyping, followed with an initial production run that became available to the public on January 1, 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash do not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

BlackHeart Bike Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:.

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of bicycle frames, seat posts, and forks along with third party products. The company also sell complete bicycles featuring our frameset completed with third party products

Cost of sales

Costs of goods sold include the cost of BlackHeart's frameset (titanium frame, titanium seatpost, carbon fiber fork) as well third-party parts (groupsets, wheelsets, handlebars, stems, saddles, small parts).

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $16,785 and $10,077, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 121,588	$ 79,701
Total Inventories	**$ 121,588**	**$ 79,701**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
China Prepaid Deposits	22,682	-
Other current asset	2,918	-
Total Prepaids and Other Current Assets	**$ 25,600**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Payroll Liabilities	$ -	1,367
Accrued interest	7,500	2,000
Total Other Current Liabilities	**$ 7,500**	**$ 3,367**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Computer Equipment	2,870	2,870
Property and Equipment, at Cost	**2,870**	**2,870**
Accumulated depreciation	(1,148)	(574)
Property and Equipment, Net	**$ 1,722**	**$ 2,296**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021 and December 31, 2020 was in the amount of $574 and $574, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of common shares with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 1,012,498 and 835 shares of common stocks have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Thomas D. Lambert Family Trust- Promissory Note	$ 100,000	3.00%	1/8/2020	1/8/2025	$ 1,000	$ 1,000	$ -	$ 100,000	$ 100,000	$ 1,000	$ 1,000	$ -	$ 100,000	$ 100,000
Promissory Note with a certain lender	$ 50,000	10.00%	6/17/2020	12/31/2021	$ 2,500	$ 2,500	$ 50,000	$ -	$ 50,000	$ 1,000	$ 1,000	$ 20,000	$ -	$ 20,000
Total					**$ 3,500**	**$ 3,500**	**$ 50,000**	**$ 100,000**	**$ 150,000**	**$ 1,000**	**$ 1,000**	**$ 20,000**	**$ 100,000**	**$ 20,000**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 50,000
2023	-
2024	-
2025	
2026	100,000
Total	**$ 150,000**

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (11,088)	$ (26,396)
Valuation Allowance	11,088	26,396
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (59,967)	$ (48,879)
Valuation Allowance	59,967	48,879
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $200,963, and the Company had state net operating loss ("NOL") carryforwards of approximately $200,963. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

On August 1, 2020, the company issued a Promissory note to its founder trust, the Thomas D. Lambert Family Trust, in the principal amount of $100,000 The notes bear interest rate of 3% per annum. The accrued interests together the entire principals shall be due and payable on August 1, 2025 ('Maturity date'). As of December 31, 2020, the outstanding balance of this note is in the amount of $100,000 and the note has been classified as non-current.

On January 01, 2021, the company entered into a lease agreement with Luft Cycleworks LLC, who operates as a retail showroom, which is in the sole ownership of Zachary Lambert (a founder of Blackhear Bike Company). Monthly rental fee is $1,000 and rent commenced on 03/01/2021 and ends 12 months from this date. Rent expense was in the amount of $18,541 and $5,712 as of December 31, 2021 and December 31, 2020, respectively.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 01, 2021, the company entered into a lease agreement with Luft Cycleworks LLC, who operates as a retail showroom. Monthly rental fee is $1,000 and rent commenced on 03/01/2021 and ends 12 months from this date. This Agreement shall continue on a month-to-month basis after the end of the initial term. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	6,000
2023		-
2024		-
Thereafter		-
Total future minimum operating lease payments	**$**	**6,000**

Rent expense was in the amount of $18,541 and $5,712 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through April 20, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

BlackHeart Bike Company

Versatile Bicycle Manufacturer


Black Heart
BIKE CO.
Closing in 1 day

Website | Santa Monica, CA | DESIGN | E-COMMERCE

BlackHeart Bike Co. designs and manufactures versatile allroad bikes that look and handle like a road bike on road, but have the capability of a modern gravel bike off road – simply by switching between two wheelsets.

$121,553 raised

106 Investors	$8M Valuation
$8.00 Price per Share	$248.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	1 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 12 | Comments | Follow

Reasons to Invest

- RAPIDLY GROWING MARKET – As of April 2021, YOY U.S. bikes sales increased 54% to $6.5B.
- STRONG SALES HISTORY – As of August 31, YTD sales total over $180K.
- NEW PRODUCTS IN PRODUCTION – Flagship titanium bikes scheduled for Q4 2021 delivery and our new mass-market aluminum bike on track for Q1 2022 delivery.

OVERVIEW

Versatile bikes for the masses

BlackHeart Bike Company was born out of a feeling of disillusionment with the mainstream cycling industry. Founder Zach Lambert became tired of being told that his bike was never light, fast, or stiff enough – that if he really wanted to ride, he needed to spend more money year after year.

In response, Zach spent over two years designing, prototyping, and testing a single bike that can be used on road and off road – simply by switching between two wheelsets.

Rewards

Get rewarded for investing more into BlackHeart Bike Company:

$248+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment

Tier 1 - $500+

3% bonus shares + BlackHeart hat

$1,000+
Investment

Tier 2 - $1,000+

5% bonus shares + BlackHeart sweatshirt



The result is one bike that is perfect for the majority of terrain the average cycling enthusiast covers.


One bike

By applying our proven design philosophy to future models we are positioned strongly to scale BlackHeart into a major player in the global direct-to-consumer bicycle manufacturing market.

THE PROBLEM

Bikes are becoming too specialized

Today's cycling enthusiast likes to split their riding between paved, smooth roads and unpaved, gravel roads.

However, in an attempt to differentiate, most bike companies are innovating away from the majority of cycling enthusiasts, forcing them to choose between two options:

- A highly specialized, race-oriented road bike that has limited versatility
- An overly-capable gravel bike that doesn't work very well on the road

Neither option covers their riding needs, leaving consumers in the middle – required to purchase both types of bikes.


ROAD BIKES
Road bikes have become hyper-specialized for professional racing & have limited versatility
?
?
Cycling enthusiasts
GRAVEL BIKES
Gravel bikes are becoming overly capable off road, but are slow on road & don't fit in aesthetically

Image credit: flaticon.com

$5,000+
Investment
Tier 3 - $5,000+
10% bonus shares + 10% off BlackHeart bike

$10,000+
Investment
Tier 4 - $10,000+
15% bonus shares+ 25% off BlackHeart bike

$25,000+
Investment
Tier 5 - $25,000+
20% bonus shares + BlackHeart Aluminum Bike with Shimano 105 Groupset

$50,000+
Investment
Tier 6 - $50,000+
25% bonus shares + BlackHeart Titanium Bike with Shimano Ultegra Di2 Groupset

SOLUTION

Two bikes in one

The BlackHeart is one bike that looks and handles like a road bike on road, while having the capability of a modern gravel bike off road – simply by switching between two wheelsets.


DIRT
TIRES

- One aerodynamic set with thin tires for riding on road.
- One durable set with large volume dirt tires for riding off road.



THE MARKET

Gravel bikes are on their way up

While the industry has been making road bikes more and more specialized for the road, cyclists have become increasingly eager to venture onto backroads and dirt trails to avoid the increasing number of distracted drivers.



This has resulted in the emergence of the gravel bike segment – essentially road bikes with larger clearance for dirt tires – allowing cyclists to have the road bike experience in a safer environment, while having a little fun on the dirt too.



Prior to the COVID 19 pandemic, this shift in consumer sentiment resulted in gravel bikes being one of the few segments showing growth with 2018 U.S. sales up $20 million year-over-year.


Year Over Year Change ($ Millions)
E-Bikes
Cyclocross/Gravel
Other Bicycles
Mtn. Full Suspension
Triatholon
Mtn. Other
BMX
Mtn. Front Suspension
Lifestyle
Transit/Fitness
Road-Sport performance
Childrens
-$40
-$20
$0
$20
$40
$60

The COVID 19 pandemic supercharged bike sales, resulting in an industry-wide boom with annual sales reaching **$6.5 billion** YOY as of April 2021 – a **57%** increase.


$6.5B
Market
57%
YOY Increase

As recent as June 2021, analysis supports that gravel bikes, a category that demonstrated strong growth before the pandemic, shows significant signs of opportunity for continued growth well into the future.


The future is bright for gravel bikes

OUR TRACTION

2021 has been a breakout year

After selling through most of our stock in the first year our sales exploded in 2021 with average monthly sales up 400%.

Demand was so high, we sold out of our most popular size in just over a month.

As of August 31st 2021, we had just one bike left and year-to-date sales totaled over $180K.


+400%
avg monthly sales
Demand
outpaced supply
>$180K
YTD Sales

Our Products

Our flagship, titanium all-road bike launched in January 2020 and we have our next round of bikes in production and scheduled for delivery Q4 2021.


RAILS
ON ROAD
RIPS
OFF ROAD

Our new, mass-market aluminum frameset is also in production with a targeted launch date in Q1 2022.

With the same design as the titanium model, but constructed out of aluminum, we can offer a price that is half that of the titanium bike – broadening our customer base.


ALL
THE FUN
HALF
THE PRICE

Finally, in response to the only bike segment that is growing faster than gravel bikes, we have begun work on an e-bike version and are targeting a Q3 2022 launch.



**Render of current design shown*

Strategic Manufacturing

We manufacture in Taiwan and China with independent safety testing conducted in Southern California. Through strategic manufacturing, we are able to eliminate typical research and design costs, compress manufacturing timelines, and maximize profit margins.



Direct-To-Consumer

The majority of our sales originate on our website with fulfillment handled in-house. By removing the need for an extensive, nationwide dealer network, we remove the need to price in dealer margins and pass along the savings to the consumer.

The few dealer relationships we do have are with high-end, boutique dealers and function primarily as part of the marketing strategy.

This allows us to be highly competitive with even the largest manufacturers in the industry.


Black Heart
BIKE CO.

Image credit: flaticon.com

How We Are Different

For years the major brands have been differentiating on minute differences in product features like weight, stiffness, and aerodynamic performance – consumer fatigue is real.

We compete by differentiating BlackHeart in 4 key areas:


BlackHeart
BRAND
DESIGN
CUSTOM
PRICE
Foster community & culture through inclusion & pop culture influencers.
Merge beauty & intelligent design with a focus on vesatility, durabiity, & simpicity.
Offer custom paint allowing customers to express themselves through their bike.
Deliver high quality & fair prices through our DTC model & strategic manufacturing practices.

Our Vision

Our goal is to become the largest direct-to-consumer bike manufacturer in the world by building a brand that prioritizes community and culture, and by applying our design philosophy and manufacturing strategy to bikes in every category.

why iNvest

Increase the pulse of BlackHeart

After over 4 years of designing, prototyping, testing, refining, and selling, we're finally reaching the most exciting stage of our company's development.

New bikes are in production, pre-orders have already begun, and we're growing towards our goal of becoming the largest direct-to-consumer bike brand in the world.

Through the StartEngine platform, you have the unique opportunity to invest in BlackHeart at a time normally reserved for large, private investors.

Become an investor and join the BlackHeart family today.



July 2017 — Design Work Begins
Initial design work on the first prototype begins.

January 2018 — Titanium Sample 1
Prototype 1 received and testing begins.

June 2018 — Titanium Sample 2
Prototype 2 received and testing begins.

March 2019 — Titanium Sample 3
Prototype 3 received and testing begins.

January 2020 — Titanium V1 Launch
BlackHeart Bike Company officially launches with first version.

January 2021 — Titanium V2 Launch
Second version official launch.

August 2021 — Aluminum Samples
Aluminum samples from multiple factories received for testing.

September 2021 — Launched on StartEngine
Now YOU can own a part of our company!

November 2021 — Ti V3 Launch
Version 3 of our titanium frameset scheduled to launch.

February 2022 — Aluminum V1 Launch
Aluminum version 1 schedule for launch.

July 2022 — Electric version scheduled for launch
Introduce electric versions in mid 2022.

January 2023 — Carbon V1 Launch
Carbon fiber version 1 scheduled for launch.

In the Press

SHOW MORE

Meet Our Team



Zachary Thomas Lambert

CEO

Offering Summary

Company	:	BlackHeart Bike Company
Corporate Address	:	2633 Lincoln Blvd #1212, Santa Monica, CA 90405
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$248.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	1,250
Maximum Number of Shares Offered	:	133,750
Price per Share	:	$8.00
Pre-Money Valuation	:	$8,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

■ Early Bird - First 7 days| 25% bonus shares

Volume

■ Tier 1 perk - ($500 + 3% bonus shares + BlackHeart hat)

■ Tier 2 perk - ($1000 + 5% bonus shares + BlackHeart sweatshirt)

■ Tier 3 perk - ($5,000 + 10% bonus shares + 10% off BlackHeart bike)

■ Tier 4 perk - ($10,000 + 15% bonus shares+ 25% off BlackHeart bike)

■ Tier 5 perk - ($25,000 + 20% bonus shares + BlackHeart Aluminum Bike with Shimano 105 Groupset)

■ Tier 6 perk - ($50,000 + 25% bonus shares + BlackHeart Titanium Bike with Shimano Ultegra Di2 Groupset)

**All perks occur after the offering is completed.*

The 10% StartEngine Owners' Bonus

Blackheart Bike Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Sotck at $8.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $800. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Former NFL Super Bowl champion Luke Willson joins the BlackHeart team

1 day ago



What do you do after 8 seasons in the NFL totaling 102 games, 111 receptions, 1307 yards, and 11 touchdowns... and one Super Bowl ring? You get a bike!

We first met **Luke Willson** at our sister shop, **Luft Los Angeles**, and after he snapped his carbon bike while testing its durability against a guardrail, we got to talking. Turns out the man likes bikes and loves inspiring as many people as possible to start riding and get healthy. Coaching great Pete Carroll called Luke the "lifeblood" of the Seattle Seahawks and it's easy to see why. Luke's energy is infectious and we can't wait to see his effect on the cycling community.

Beyond excited to welcome Luke to the BlackHeart ambassador team.

BlackHeart Allroad Al featured in leading cycling journal

5 days ago


THE BEAUTY OF CYCLING
BLACKHEART BIKE COMPANY'S ALLROAD AL IS VANILLA IN ALL THE RIGHT WAYS

At the Sea Otter Classic bike show, Dave Rome from Cycling Tips was kind enough to stop by our booth to take a look at the new BlackHeart Allroad Al. In a sea of marketing hype one common theme kept coming up in our conversations, industry insiders get what we're doing.

Beautiful. Capable. Simple.

A performance bike designed for the majority of cycling enthusiasts that won't be outdated in 12 months.

We're in talks to get a test bike to the folks at Cycling Tips for a full review, so stay tuned. Checkout the full article here.

BlackHeart Allroad Ti and Al named among top bikes at largest consumer bike show

8 days ago


ROAD BIKE
ACTION MAGAZINE
Win A Free Bike
Bike Tests
Product Tests
Buyer's Guides
Features
Video
Subscribe
Reader Survey
11 BEST ROAD AND GRAVEL BIKES AT THE SEA OTTER CLASSIC

Over the weekend the BlackHeart Allroad Ti and Al bikes were named among the top road and gravel bikes at Sea Otter classic, the largest consumer bike show in the world. Road Bike Action, a leading industry outlet, featured the flagship Titanium model and new Aluminum model alongside showings from the best bike brands in the world, including Bianchi, Giant, Ridley, and an $18,000 limited edition Cervelo R5 made in collaboration with Lamborghini and Campagnolo.

The Sea Otter Classic is a bicycling and outdoor sports festival and exposition held each spring since 1991 at the WeatherTech Raceway Laguna Seca in Monterey, California. The four-day event is considered the world's largest cycling festival, drawing nearly 10,000 professional and amateur athletes and 70,000 fans.

Notice of Funds Disbursement

21 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, BlackHeart Bike Company has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in BlackHeart Bike Company be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

New Dealer Added in Oklahoma City, OK

about 1 month ago

CAPITOL CO-OP

Capitol Co-Op, a new bike and skate shop located in Oklahoma City, OK, is opening it's doors soon and will be the newest BlackHeart dealer. Helmed by Jennifer White, Jeremy Houchin, Chad Hodges & Evan Bybee, Capitol Co-Op is aiming to be a cultural center featuring unique brands and pouring coffee for the local crowd. BlackHeart will have the new Allroad Al available as a full build as well as standalone frameset, and Ti versions can be special ordered. We're excited to be a part of another independent store working to serve their local community.

BlackHeart to launch NEW Aluminum Al bike at Sea Otter Classic

about 1 month ago


SEA OTTER
CLASSIC

BlackHeart will be formally launching the new Allroad Al bike at **Sea Otter Classic** April 7-10 in Monterey, CA. The Allroad Al is our newest model, designed to give customers the same experience as our flagship Allroad Ti bike, but at half the price.

The Sea Otter Classic is a "celebration of cycling"! It's a festival for anyone who enjoys or appreciates the bicycle and outdoor adventures. Whether a cyclist or a spectator, folks of all ages can share in the excitement and camaraderie of the Sea Otter Classic. If you love the idea of being part of a cool scene with active people who all share a passion for bicycles and the outdoors—come! Sea Otter is for road, gravel and mountain bikers. It's for kids, commuters and recreational cyclists, and, yes, the Sea Otter Classic draws the very best racers—both amateurs and pros. No other event gives you such up-close access to your cycling heroes!

With an expected 74,000 consumer attendees and 400 journalists, we'll be making a splash by showcasing our bikes on a global stage. If you attend make sure to swing by and say hi!

BlackHeart Founder featured on the We Got To Hang Out Podcast

2 months ago


WE GOT TO
HANG OUT!

BlackHeart Bike Company founder Zach Lambert recently sat down with We Got To Hang Out podcast hosts Christopher Stricklen and Freya Rawlins at the company's sister bike shop Luft in Venice, CA to discuss the brand's evolution to a purpose-driven company – focusing on making cycling a more welcoming and inclusive space through a novel ambassador model.

LISTEN HERE

New Dealer & Demo Center Added in Jackson, NH

3 months ago


21 MAIN ST
SKI THE WHITES

Ski the Whites, a ski, bike, and run shop located in Jackson, NH, has come on board as a BlackHeart retailer for Spring 2022. Owned by BlackHeart Ambassador Andrew Drummond and known as the go-to shop in the White Mountains for all things outdoors, we're stoked to have a new home to connect in person with customers. In addition to carrying the Ti and Al bikes for sale, the shop will have a demo fleet of Al bikes for customers to try before they buy. Based on the success of the program run out of BlackHeart's sister shop, Luft, in Venice, CA we're excited for the potential of BlackHeart having a home in one of the premier outdoor locations in New England.

BlackHeart featured in leading industry media outlet!

4 months ago



Blackheart Bike Co. joins the equity crowdfunding party, teases new gravel e-bike

LINK TO ARTICLE

Notice of Funds Disbursement

5 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, BlackHeart Bike Company has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in BlackHeart Bike Company be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

SHOW MORE UPDATES

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Dhruv M. 3 INVESTMENTS a day ago
Hi, I am a bike enthusiast and would love to see a quality brand go places. Can you please share you financials. Would like to understand what justifies an 8M valuation?
What's the company's revenue?
What's your profit margin?
What's the projection for the next 2-3 years?
0 View 2 replies

Corey P. 7 INVESTMENTS 23 days ago
Excited to invest in BlackHeart Bike Co!
I was stoked to see what Blackheart is doing with design and versatility. Zach's love and passion for cycling come through in these beautifully crafted bikes. I am also looking forward to owning one someday.
Can't wait to see what more BlackHeart has in store. It's gotta be good!
Rail and rip!
P.S. Zach, can I get a hat?
0 View 1 reply

Jan T. 1 INVESTMENT a month ago
I'm proud to invest in BlackHeart for numerous reasons. First and foremost I love the concept of a "Ma & Pa" operation, be it a corner market or upstart tech company. Both have a direct finger on the pulse of its customers and the community that surrounds them. Adaptation happens quicker, voices are heard more loudly, and the accessibility goes the other direction quickly too. A bicycle can be a large investment and a technical one at that, so it's a relief dealing with a small team directly.

After the ethos of BlackHeart itself, as a bicycle it made a lot of sense to me to essentially have two bikes in one frame, fast on and off the road. The Titanium frame has a lot of known benefits while their Alloy frame will have benefits for others too...a lower price point is will get more people spinning!

I'm looking forward to BlackHeart's future, and as I pass 6K miles on mine so far, I look forward to many many more. Skål!
0 View 1 reply

Randi B. 1 INVESTMENT a month ago
Super excited to invest in BlackHeart! I first heard of this brand from a friend of mine who spoke so highly of these bikes. After trying one out myself, it was the build quality, longevity, versatility, agility and handling of the bike that sold me! I was immediately in love with this bike's ability to handle a decent. Upon further investigation into the BlackHeart brand, I learned of their dedication to progressing the cycling sport. It's evident in their diversity efforts, LA cycling community building, and more! I feel very fortunate to ride for BlackHeart as one of their brand ambassadors. More than any brands I've worked with, the BlackHeart team is truly invested in my personal, professional, and athletic endeavors. I look forward to the future of this brand and their very cool bikes.
0 View 1 reply

Richard m. 1 INVESTMENT a month ago
Hello, Moots owner here (addicted to Ti), love the efficiency of one bike to serve two purposes, about time a bike producer put the customer first! A couple of questions - Do you plan to manufacture the Ti framesets in the USA in the future? Will there be a Ti e-bike? Thanks
0 View 1 reply

Ski T. 1 INVESTMENT a month ago
We've been working with Blackheart for a couple years now and investing in the brand is a brilliant opportunity to keep the momentum going. Zach has already proven his ability to communicate and deliver an excellent product (I've put my v1 build through its paces) and his vision for the growth of his business is going to be something you'll want to be a part of. Thanks for letting us be part of the business.
0 View 1 reply

Drew S. 1 INVESTMENT a month ago
BlackHeart feels like a breath of fresh air in a staid and corporate industry, and within about 5 minutes of meeting Zach and riding the bike, I knew they were onto something special.

While I don't have a bike yet, I'm hoping to have one soon!
0 View 1 reply

Peter B. 14 INVESTMENTS a month ago
I invested in Black Heart because there is a great need for a dual purpose bike, safe on the road and off. Exercise can be boring for many, despite the tremendous health benefits. Off road biking is never boring. It challenges both the upper and lower body. Black Heart bikes are a worthy addition for the biking public.
0 View 1 reply

Tyler K. 1 INVESTMENT a month ago
There is a phrase cyclist use called "n+1". It is the idea that the correct number of bikes to own is always one more than what you already have. This ideology has been pushed for decades that you need the newest, most proprietary, specifically designed tool for the job. Forcing the consumer to sink essentially all disposable income into a new bike. I've always disagreed with this and of the mindset that if designed the right way, one bike can do almost anything. Insert BlackHeart Bike Company. An entire brand based on the premise of one utilitarian bike that can perform at the highest level. A true "quiver killer". This was a no brainer investment for me.

I am super excited to see what the future holds and how BlackHeart creates a long overdue shake up of the cycling industry.
0 View 1 reply

Zac B. 1 INVESTMENT a month ago

Zach has not only built a unique and quality product but he's also been able to build a strong community with equally impressive brand awareness. I can't ride anywhere without someone asking me about my BlackHeart and hear about how people are envious or planning on making a purchase in the near future. I am happy to be an investor and excited to see where BlackHeart will go in the future.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The concept of the BlackHeart is one bike that allows you to ride on road and off road simply by switching between two sets of wheels.

Hi, my name is Zach Lambert. I'm the founder of BlackHeart Bike Company.

I grew up facing BMX and I can still remember that feeling of freedom riding on two wheels.

But as I got older bikes weren't just bikes anymore.

They were these overly-specialized tools meant for one specific purpose.

It's pretty simple, at the end of the day I wanted one bike that looked like a road bike, handled like a road bike, but had the capability of a modern gravel bike.

It needed classic clean lines, sharp, intuitive geometry for railing fast road descents, large tire clearance for dirt road and trail riding, and durable construction for when the inevitable crash happened.

The bike transforms simply by switching between two wheelsets. One aerodynamic set with a thin road tire, and one durable set with a large volume dirt tire.

Essentially, the customer can own multiple bikes for the price of one.

To keep costs down and maintain strong profit margins we use strategic manufacturing and a direct-to-consumer sales model.

And we allow customers to personalize their bike with custom fork paint, something few other companies do.

We designed, tested, and prototyped the bike over two years with our team, formally launching sales in January 2020 just prior to the COVID 19 pandemic.

Prior to the pandemic, sales of road bike sales were declining while sales of gravel bikes, like the BlackHeart, were actually increasing.1

The COVID 19 pandemic supercharged the entire industry with monthly bike sales hitting one billion dollars in April 2020 for the first time.2

After selling through the majority of our stock in the first year, our sales exploded in 2021 average monthly revenue up 400%.3

And as of August 31st, sales totaled over one hundred and eighty thousand dollars.4

We believe to key to sustaining our current growth is to build upon the foundation we've already put in place.

We've engaged a diverse community of ambassadors with interests and skills outside the cycling industry to broaden our reach and appeal.

We've maximized our target audience by ensuring our bike works for season, skilled riders as well as newer riders, and those who just want to have some fun.

And with this raise, we'll be able to ensure a consistent supply of frames and parts to drive revenue.

We have new titanium frames finishing production and will be available Q4 2021.

We have our mass-market aluminum version already in production with the promise to deliver the BlackHeart experience at half the price in Q1 2022.

And, we have plans to introduce an e-bike version into the fastest growing segment of the bike market.

We're finally reaching the most exciting stage of our company's development.

We have new bikes in production, we've begun taking preorders, and we're continuing to grow towards our goal of becoming the largest direct-to-consumer bike brand in the world.

Through the Start Engine platform, you have the unique opportunity to invest in BlackHeart at a stage normally reserved for large, private investors.

Join our previous investors today and become part of the BlackHeart family.

References

1.

https://www.outdoorretailer.com/magazine/the-state-of-cycling/

Chart/Bike Class Performance – Total Market

2.

https://www.bicycleretailer.com/studies-reports/2020/06/16/bike-market-skyrockets-sales-75-april#.YVxxFUbMJ6p

Para 1

3.

BlackHeart Bike Company Internal Report/Inventory Summary

4.

BlackHeart Bike Company Internal Report/Comparative Profit & Loss and Average Income Per Month 08.31.2021

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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